Filed by Acamar Partners Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CarLotz Inc.

Commission File No.: 001-38818

This filing relates to a proposed business combination involving Acamar Partners Acquisition Corp. and CarLotz, Inc.

The following is a transcript of an interview with Michael Bor during the ICR Conference on January 13, 2021.

Sharon Zackfia:

Hi. Good morning. This is Sharon Zackfia of William Blair and Company. I'm really happy today to be able to introduce Michael Bor. He's the CEO of CarLotz. For those of you who are new to CarLotz, CarLotz is the industry's only consignment-to-retail sales model for used cars. They have a unique asset-light inventory strategy, and have plans to grow really rapidly over the next three years, planning to grow revenue more than tenfold. With that, I will hand it over to Michael. I will note as well that I'll be moderating the questions, so as people have questions, as the presentation progresses, please feel free to enter those, and we'll make sure they get answered. Thanks.

Michael Bor:

Thank you, Sharon, and thanks everybody. Thrilled to be here at the ICR Conference and chatting with all of you about CarLotz and our story. And again, chime in here with your questions as frequently as you'd like. I'll probably take a pause between sections and address some of the questions. My name is Mike Bor, I'm the co-founder of the business, and the CEO, and again, thrilled to be here, I'll hit the pages.

My co-founders and I started this business almost 10 years ago, and we did because we, like many, realized that there was a real problem with the used vehicle market. A lot of our auto disruptor peers have really focused on what that means from the buyer's perspective. It used to be that you would roll up to a used car lot, would be greeted by a guy out front smoking a cigarette in a trench coat and you would spend the next four or five hours in the finance manager's office just trying to get your car. So, some of the great auto disruptors out there have really made great strides there, taking a lot of the transaction online, creating a greater in-hub or in-store experience, and we are doing that as well, but where we really focused when we started the business was how do we impact the seller of a transaction? The seller of a car?

So, we came up with this consignment model. Before we existed, obviously your options were, you could take the car to a dealer for a trade-in or maybe there's some large dealers that buy cars from you. Or, you could do the process yourself. You could park it on the side of the road with a for-sale sign, list it on Craigslist and deal with the hassle. Your options were really low hassle, low value, higher value, with a ton of hassle. We decided with the consignment approach. We could take your vehicle, take it straight to the buyer through professional marketing and merchandising and get you a much greater value without you having to do any of the work.

We launched this business in 2011, and very quickly it became quite popular. People were regularly bringing us vehicles where they had a $10,000 dealer trade-in offer, and we were selling their car for $14,000. Net of our $1,000 flat fee, they were netting $13,000, and they were telling all their friends. Our first location in Richmond, Virginia filled up with inventory within several months. We opened a second location on the other side of Richmond, also in central Virginia, and within the first month, it was pretty much full.

We felt like we were on to something. About a year later, we opened a third location several hours away, and around that time, we realized that what we were running was a business that was effectively a sink and the consignments were the faucet, and our ability to sell the cars were the drain. We really wanted the faucet and the drain not only to work at the same rate, so really building this two-sided marketplace, but also as quickly as possible. We wanted the faucet to be turned on even more. We wanted to get more vehicles into the sink, we wanted to sell more vehicles.

In our quest to find more vehicles, we happened upon an industry called remarketing. Remarketing, as many of you may know, is really the industry where corporations that have vehicles to sell bring their vehicles to an auction. These corporations are banks, fleet management companies, leasing companies, rental businesses, captive finance companies, OEMs, Fortune 500s, third party re-marketers, any business that otherwise would sell a vehicle at an auction, we decided to take this process that we had built and owned for the consumer and apply it to the remarketing space. By doing that, we pioneered this industry, retail remarketing. We're still the only ones that do it, and we basically partner with companies that have vehicles, and we bring their vehicles through our model straight to retail.

We've now done this over 25,000 times. We have eight hub locations across five states. We've sold vehicles into all 50 states, and generally what we're doing is we're providing about 1,000 or more dollars of value to the seller, hundreds of dollars to thousands in value to the buyer, and creating a business, us in the middle, that is the most capital-efficient used car retailer that exists.

You guys may be familiar with the supply chain in the used vehicle space. It's long and complicated and expensive. Some of them have guessed that about 23% of a car's value is wasted in this supply chain. Our model was, let's get this vehicle straight from the supply to the demand, cut out the trucks and the wholesalers and the auction houses and the dealers, etc. and just go straight to the buyer.

We do this with almost any make and model vehicle, almost any price point. Really whatever our clients and guests can deliver to us in terms of the vehicle, we do our best in getting it sold. We have all the reconditioning in-house for the most part, at most of our hubs. We get these vehicles to a quality and condition that meets or exceeds standards of any other dealer in the space. So, we've gotten very efficient at this. This is our DNA. This is how we bring cars to market. There's a tremendous amount of vehicles in this channel that we can take straight to retail. 12 million vehicles pass through the wholesale auctions each year, which is a huge amount.

I'll give you a quick case study of how this might work, and how it works on value. I'll point your attention to this 2014 Lexus in the middle of the page, 55,000 miles. This is a vehicle that might sell at auction for $20,000, so net of the auction fees, shipping to the auction, etc., this is a vehicle that our client might get a check of $19,370 from the auction. So, that's the bar. That's what we're competing against. This is a vehicle that we sold for $23,000. So, net of our $1,000 fee, and in this case, $952 of other costs and expenses, it's going to be shipping, reconditioning, fuel, etc., our client ended up with a net check of $21,048. So, comparing the $21,048 with the $19,370, you get a lift, which is a term that we use to highlight the value that you're getting by taking your vehicle through retail remarketing as opposed to wholesale, they have a lift of $1,678. This was a vehicle that we sold in 11 days.

You'll see other case studies on this page. These are definitely, I would say, doubles and triples. We have many singles where we're getting $800 and $1,200 of value for the client, and then there are some home runs like the Jeep Renegade you see all the way on the left, $3,800 of lift in six days. But, on average, we're seeing $1,000 or more of lift for our clients by selling straight to retail. And in many cases, our clients have a fiduciary duty to maximize the value of the vehicles they're selling, so this works perfectly for their models.

I would say the reason people use us both on the sell side and the buy side is price, selection and customer service. Because we're competing against a wholesale price, which is a low price, we're able to generate a ton of value for the seller, while also pricing the vehicle at a discount to other retailers. So, both our buyers and our sellers win on pricing.

In terms of selection, we've seen our model work across all makes and models. We have $3,500 cars with 150,000 miles on them. We have $150,000 cars with 500 miles on them. And, you'll see probably the widest breadth of vehicles in our inventory at CarLotz.com than you'll see at any other dealer. That works for both the sellers, who know that they can get retail values for any kinds of vehicles they have, and it also works for buyers. We kind of view ourselves as democratizing the dealer space, really providing a tremendous vehicle with a tremendous amount of customer service to anybody who's looking for a car.

And then customer service is our hallmark. You'll see in a page or two, our NPS score (Net Promoter Score) eclipses our competitors' from day one, when my co-founders and I were sitting in a hub, we decided that we were going to treat every client interaction like we were dealing with our mother. That cultural way of treating a customer or guest permeates throughout our culture, it permeates throughout our training, our new teammate orientation, so people know this is how you treat a guest at CarLotz. Not necessarily a treatment that makes the most sense for us financially, but really treatment that makes the most sense for the guest in their situation.

You see our NPS score here. Auto retailers have set a fairly low bar over many decades of operating the old way, with an NPS score of seven. The used car disruptors have definitely made great strides in NPS and creating a great experience for the guest. Good enough is not good enough for us. We want to be the best, so we take providing a five-star review and a tremendously wonderful guest experience very, very seriously. We've taken a few recent reviews that we've gotten, and put them in here. One I'll highlight, we have one review from a seller who netted 50% more on the sale of their car than they were offered by a wholesaler or a dealer. And on the right, you'll see that this was an online buyer, well it was actually probably a true omnichannel buyer. I think this guest visited us but also consummated the transaction online and had the vehicle delivered to their house. We were able to do it in a time period that we promised, which was a big part of doing what the guest wants.

A huge part of the supply side of our business is what it is because of the technology that we built that links us with our corporate vehicle sourcing partners. We've built a ton of tech that links with them, so we have APIs (Application Programming Interface) with a bunch of our accounts. We created a lot of business intelligence and data analytics that helps them make really good decisions on which vehicles should be triaged to retail and which should go to wholesale.

We look, with any given client, we want to know based on year, make, model, pricing band, mileage band, region of the country where it is, how well are those vehicles selling at retail? How quickly can we sell that vehicle? And what's the lift going to be when we sell that vehicle over the wholesale alternative? And we want to work with our clients to ensure that of all the vehicles they have to remarket, the 12 million vehicles they have to remarket, which are the ones that we want to go straight to retail? So, we work with them through a lot of technology and reporting to make sure that we're picking the right vehicles that will sell the fastest for the best proceeds.

We've also built a condition report app that our technicians use in our processing centers to make sure that our clients know exactly the quality and condition of the vehicle that's coming in. This is hugely important to our clients who are selling cars through us, because in many cases, these fleet management companies, banks, credit unions, etc. they don't know the condition of the vehicle when it comes in, and in some cases, they're able to bill back any excess wear and tear to their clients. So, it's important that we have a really wholesome condition report with pictures and video. That helps our clients make good decisions on which vehicles to kick to wholesale, which vehicles to recondition for retail, and in what cases they can bill some excess wear and tear back to their clients.

I mentioned the reporting. This is a huge part of the triage process. We tell our clients, we don't want all your cars, we just want the ones that have the greatest retail demand, will sell the fastest, and for the greatest lift over retail. What we found over time, is that there's a bell curve of inventory. The newest, shiniest vehicles are probably less attractive to us. The oldest, most beat up vehicles are less attractive to us. And really where we focus is in that two to 10 year old vehicle with anywhere from 15 to 150,000 miles. That's where we've seen the greatest lift, with the lowest days to sell.

Ultimately, we've created this two-sided marketplace that is a tremendous value to the seller in that they can get more value for their car, there's no haggling or negotiating, and they can sell virtually any car to us. There's a huge value to the buyer in that they have a broad selection of inventory, and they can shop fully online, fully in person, however they want, truly omnichannel. They get a slight discount from full retail and they get the CarLotz customer service, that 84 NPS score.

And we've created a model that is hugely valuable to us. We are the most asset-light capital-efficient business in the space, and we source the vast majority of our inventory non-competitively, so we get it at a great price, obviously. This leads to increased profits and lower risk. We have a tremendous amount of respect for all the players in our space. Carvana, Vroom, Shift are three that we've highlighted here. They've built very cool, multi-billion dollar businesses, and we've enjoyed competing with them.

Ultimately, we have a higher growth rate, our GPU (Gross Profit per Unit) is at the top half of the class, but when combined with our industry leading customer acquisition costs, we end up with a very attractive contribution margin per unit, which is really where we like to focus.

Importantly for us and our investors, we've done all this with very little capital raised to date. We've been in business for 10 years. Over the course of that 10 years, we've raised $35 million as compared to the hundreds of millions and billions that our competitors have raised. We are the most capital-efficient business model, but we've also grown in a very capital-efficient way, which has been terrific in the return that our investors are getting.

If there's one thing I want you to take away from today, it's that we're very similar to these leading competitors in many ways. We all have high growth trajectory business models, we're focused on the client and guest experience, and we're all running some form of an omnichannel used vehicle platform. Where we're different obviously, is we're supremely asset-light. We've got the industry's only consignment-to-retail sales model. We've built a ton of proprietary technology that insulates this model from competition, and we're serving the largest and most attractive corporate and fleet market sellers. This has led to terrific profitability, faster growth, the lowest customer acquisition cost and the highest net promoter score in the industry.

I'll pause there, and Sharon, to the extent there are any questions, would love to hear them.

Sharon Zackfia:

Yes, we do have a question. The question is, if used vehicle demand softens, is there a risk your cycle times get extended, and you're stuck unable to move the vehicles you've taken?

Michael Bor:

It's a great question. When we get vehicles from our clients, there's an expectation of a time period that they'll sell. So, we price our vehicles to optimize price and days to sell for our clients. So, we have some clients who say, "All of these vehicles need to be sold within 45 days." We have some clients that say, "I frankly don't care how long you take, just get me a great price." So, if used vehicle demand softens and we start seeing reduction in lead counts, days to sell starting to increase, we'll probably more aggressively mark down the vehicles to get them sold. But ultimately, the exhaust valve in our business is to wholesale the vehicles. There are situations where a vehicle doesn't sell in a period of time that's acceptable to our client, and when that happens, we'll wholesale the vehicle for them at a much lower fee through our partners that do online wholesaling like ACV or TradeRev.

There's a release valve for this inventory, and if we saw a tremendous amount of slowing of demand, we would just ensure that we're picking the right vehicles, we might slow down inflow so that we can meet our clients' expectations in terms of days to sell.

Sharon Zackfia:

That's all the questions right now.

Michael Bor:

Okay, great. I'll walk you through a few of the key investment merits at this point. Obviously this is a massive industry, nearly a trillion dollar TAM (Total Addressable Market), very fragmented, the top 100 dealers account for only 6% of the volume in the space. And more importantly, there's virtually no e-commerce penetration. E-commerce penetration is 1% of this industry. Retail remarketing penetration, which is where we sit, is at 0.01% of the industry. So, there's a ton of white space to grow into in this large and very fragmented industry.

We also focus on the fat part of the bell curve, as I mentioned earlier, of inventory. Many of our competitors really focus on that one to two year old vehicle, but the bulk of the inventory is in the three to 10 year old range, and that's where most of our inventory is.

You'll also see in the chart on the right, that trucks are the fastest growing segment of the vehicle market. Probably heard that on a few other presentations today, but trucks are 12% of the used vehicle market. 20% of the new vehicle market, meaning they're a very fast-growing segment, and our competitors sell very few trucks. There are many reasons for that. They are more complicated to sell. You really have to understand the product. It is a harder online-only sale. A key reason is they're also very variable in terms of what their reconditioning needs might be. So, when a truck comes in, you don't know necessarily how it was used. You don't know whether this truck will need $3,000 worth of work or $30 worth of work, so they become very risky and potentially can really impact your GPU. With our model, where a lot of the reconditioning is billed back to our clients, we're not averse to selling trucks or taking trucks in, because the cost of reconditioning those trucks, for the most part, is borne by our clients. In many cases, they can bill it back to the user of the vehicle that used it in an excessive way. We're able to match our inventory more closely with the consumer demand for the vehicles in the market.

Obviously the most unique part of our business is the way we source vehicles. You'll see that 10% or less, today it's almost zero, of our inventory is competitively sourced. We use the term competitively sourced to mean inventory that is bought at auction, where you have to compete on price. Every vehicle that you buy at auction is a vehicle that you've paid more than anybody else is willing to pay for that car. That's a sourcing strategy that we try to stay away from. +90% of our inventory is sourced non-competitively, meaning our clients, whether they be the consumer or corporation, bring us vehicles to sell for them. 60% of those are consigned by a corporation. You'll see some logos below. These are banks, fleet management companies, rental businesses, we have an OEM (Original Equipment Manufacturer) that we serve, there are car buying services, floor planning businesses, rental truck businesses and third-party remarketers.

There's a deep pool of sourcing partners that we pull from, and it's important to have a wide pool of inventory because frankly, any one of these clients, if they were our only client, would have very homogenous inventory. It's important for us to be able to pick and choose from these clients' pool of inventory to create the greatest inventory mix that will move the fastest. So, again, 60% is consigned from these partners. 15% of our inventory is consigned by the consumer. That's you or I seeking to sell our car at CarLotz instead of either selling it ourselves or trading it in. About 15% of our inventory we call other non-competitively sourced inventory. This is inventory we end up owning, so it is not consigned, it's on our balance sheet. We end up owning it either because a consumer trades in a car, we end up owning those vehicles, or they want to sell us the car instead of consigning, or a corporation wants to sell us the vehicle instead of consigning.

In some cases, to the earlier question, if there's a vehicle that is with us longer than our client wants it to be consigned, we may make an offer and buy that vehicle from them, if we see there's activity on the vehicle and we think we can sell it. So that's generally how we source our inventory. I mentioned the technology integration that we have with our partners. This is critical, not only for a moat around our business, but also our ability to serve our clients the way they want to be served. We've created a supply chain that's fully integrated with theirs, and in most cases, we've got APIs and other integrations that connect with our clients' computer systems. We provide them real time access through our portal to the vehicles they have for sale, what's going on with the vehicles? How many test drives? How many leads have come in? What are the comments that we're getting from the consumer on this vehicle who might not be buying it? That can inform our decision about not initial recon, but maybe post-listing recon, that will get the car sold faster.

They have access to our reporting on what's selling well, what's not selling well, what inventory should I be triaging to retail? What should I keep at wholesale? It's really this level of integration that is very unique in the space, i.e. we're the only ones that do this, and it adds a ton of value to the marketing departments.

We've also got the technology to enable the car buyer to shop exactly how they want to shop. So, we've seen over time, more and more people shop online, so the beginning part of our process is almost 100% online now for car buyers. Everybody goes there first to search. We built a buying journey that enables the buyer to go all the way through the process to the vehicle's in my driveway without touching us or coming in or dealing with us. But in most cases, because this is typically the most expensive item that most people are buying in any given year, or sometimes ever, it's a high-profile purchase. A lot of times they want to step off the online journey at some point to deal with us. They might call us or email us. They might ask for a FaceTime video around the car, because they want to see it live. They might want to have us create a video and send it to them so they can share it with their friends and family. And they might want to come in. They might want to test drive the vehicle, deal with our people, ask a bunch of questions face to face and really get comfortable with the purchase before they buy it.

For us, it's all the same. If someone wants to buy fully online, or if they want to buy fully face to face, it's all the same to us. We treat each one of these experiences as an experience that we're trying to provide an 84 plus NPS score to. Our buyers, whether they're fully online or whether they hop off the journey at some point, they all review us the same way. They love the journey and they love the flexibility.

We talked about our unit economics already, but I'll point you to the chart on the right which highlights how much capital we have at risk while running our model. Competitors that own their own inventory typically have hundreds of millions, and in some cases, billions of dollars in inventory on hand, which is at risk if there's a pandemic or something else that slows down sales. That's inventory that's getting devalued, and that's inventory you own, so very risky.

There are also recalls that can revalue inventory. Changes in depreciation rates, etc., so it's important to us that we own as little inventory as possible, and you see on this chart, that's exactly what we're doing.

The most exciting part of the story though, is the growth plan. We built this business over the last nine or 10 years by building strong relationships with our accounts, creating a very unique process for both the seller and the buyer, and building a business that provides a fantastic guest experience. In order for us to achieve our growth plan, we just need to do exactly what we've done over the last nine or 10 years. We just have to do it a little faster.

We are expanding into new markets. We're planning to open three to four new locations per quarter over the next several years, and we're planning on investing in technology and marketing to supercharge what we've done. All that will enable us to add additional corporate sourcing partners, further penetrate our existing corporate sourcing partners, and generally grow the business to be a billion and a half plus by 2023. We'll get more into the growth plan in a minute.

When we created this presentation, the bankers always ask us, "What's the mic drop page?" And everybody had different pages that they thought was our mic drop page. For me, this is our mic drop page. It's the team that we built over years that we believe is the best team in automotive. Everything we do, we don't manufacture a product, we don't ... everything we do is a result of the people on this page, our alumni, and the people who are managed by the people on this page. It's important to note that as we embarked on this dramatic growth over the next several years, we brought on some serious talent onto the team. You'll see Michael Chapman is new, he's got 20 years of experience working with brains in agencies such as GEICO and UPS and Carmax.

Becca Polak joined us a couple months ago. She was the GC at KAR Global for over 15 years. She was president of TradeRev, which is their most disruptive division for a couple years. She joins us as our Chief Commercial Officer as well as our GC. And then, Tom Stoltz, a very seasoned public company CFO has joined us as well, to work with Rob and the rest of the finance and accounting team. And we built out several key senior manager level positions in real estate, marketing, FB&A, growth, training, HR, etc. so, we're super proud of the team we've built and new members on the team, and what we're about to accomplish as a growth [inaudible] company.

We're also very proud of the board we've developed. It's a board that's very diverse in terms of backgrounds and thinking. Includes a couple gentlemen from TRP Capital, which was our private equity backer since 2017, and then Luis and Jim who are members of Acamar, which is the SPAC we're merging with. Jim, notably was the former vice chairman, COO and CFO for Neiman Marcus group. And then Linda co-founded comScore, which is a public tech company that I'm sure you're all familiar with. Sarah is the founder of S'well bottle, which you probably have several in your house, and Kimberly has been the CFO of several public companies. Thrilled to have this expanded board to guide us as we journey into being a public company.

Before I get to growth, any new questions, Sharon?

Sharon Zackfia:

Yep. We have a slew. I'll start off with maybe combining two of them. What kind of execution muscle do you need to be able to accelerate your store development? And who or what do you need to add to your team to be able to open up significantly more hubs?

Michael Bor:

Yeah, it's a great question. That is the key. That is the top of the pyramid of our growth, is having the locations to serve additional clients and more vehicles from existing clients. So, we've always had a real estate team that was a mix of in-house and outsourced talent. We work with a national real estate team that is scouring the country for any facilities that could work for us, and then we have in-house, we actually just brought on a director of real estate, who for many years was with one of our competitors. We have in-house design and construction talent, so in terms of finding and building the locations, we dramatically enhanced the team.

Key, obviously is the people side of it, so we've grown the human resource team under Liz to include, we probably have six or seven times the number of recruiters in house that we had a year ago. We are dramatically building the team, and frankly, this process and the higher profile of this business as a result of being public, is making our recruiting task a bit easier. Not easy, but a bit easier than it has been. Also, what we're seeing as a result of going public is our turnover is virtually non-existent. We are in a high turnover industry, auto retail, and as part of the growth that we're driving and the higher profile of our business, we're just seeing people are really thrilled about being here. So, from a human resource perspective, we've got the talent and we're growing the talent.

Then, really the third leg of the stool is getting the vehicles in. So, we've beefed up our commercial team with Becca and the team that's being built under her to bring in more vehicles, have more technology and more data analytics to make sure that we're bringing in the right vehicles ultimately to be able to meet our plan.

Sharon Zackfia:

Another question here, what percent of your sales are wholesale, and what is their profit per unit?

Michael Bor:

We'll get into the financial section in a bit, but we try to wholesale as little as possible. We view our value as a retailer. The cars that we wholesale are typically trade-ins that fall below our quality or condition threshold that makes it a retailable vehicle, so we'll sell those typically via online wholesale. And then, occasionally we'll wholesale vehicles for our clients if they've reached the end of their consignment period and we just don't feel that we're getting the lead flow to be able to have a successful retail transaction, and then occasionally on the vehicles that we own, if they sit around too long, we'll get rid of them. But, it's a low single digit percentage of our business, and we can get into the financials later.

Sharon Zackfia:

Two more questions here. Can you talk about the bottlenecks to your growth? For example, Carvana has had inventory as a concern throughout much of 2020.

Michael Bor:

Yeah. 2020 was obviously an interesting year for us. Inventory was a concern for the middle part of 2020. We actually started out fine. We were growing 20% and 30% over last year on the same hub basis, and we had plenty of inventory. Then obviously, COVID hit. For us, COVID was really two stories. There was the sales story, which we were hit pretty dramatically in March, April and May, but one of the things we love about the used vehicle market, is that it is remarkably steady at the consumer demand side. In almost any economic climate, there are 40 million cars that sell, and we've seen that over several decades. In a bad market, maybe it'll drop to 39 or 38. In a good market, it'll go to 41 or 42, but it really stays within that tight band.

What happens when we see a downturn in demand, or in lead counts or in car sales, we usually see a pretty strong snap back. We saw that in June and July. The longer term impact to us was what you mentioned, the supply chain. There were very few vehicles that we could have access to. OEM plants shut down, which is a once-in-a-lifetime type of thing, to create ventilators. In general they were shut because of outbreaks. So, without those new vehicles being manufactured, those new vehicles weren't being delivered to dealers. Our accounts, who much of the way they get their vehicles is by lease returns, and replacing those with new leases. They had fewer vehicles to send to us. There were moratoriums on repossessions, which led to fewer vehicles in the supply chain. So, really from about March to, call it September, we just saw sales were great after the COVID period, but inventory was dramatically lower.

But, what was happening during that time was we picked up some great new accounts. We had access to a lot more inventory from some of our existing accounts, so what we were able to do by the end of the year, is still meet many of our targets by just picking up a ton of new inventory by Q4. Our inventory which had been around 1,200 to 1,400 in steady state, got down to about 600 or 700 at the low point. We were able to get it to over 2,000 units, and we've been running at above 2,000 units ever since. We're seeing very strong demand for our services. We're frankly at full capacity, and we announced on Monday we're opening in Seattle, we're opening in Orlando very soon, within the next several weeks. Those openings couldn't come any sooner. We have so many vehicles, we've got to spread them out in a broader way. Frankly some of the guest experience, if people are visiting us, is difficult because there's barely a parking space there to find.

We're working very hard on expanding our capacity so that we can serve the demand that we're seeing from the supply side.

Sharon Zackfia:

So, two more questions, I think for this part. One is, please speak to your core capability in reconditioning and why do you not just outsource that like Vroom?

Michael Bor:

We started the business in Virginia. Our first three hubs are in Virginia. Those three hubs are smaller than what we've grown into over time, and they don't have onsite reconditioning.

For the first several years, we were running a model that's probably more similar to the way Vroom runs today, and what we found is, it can be efficient if your volumes are pretty steady, but in terms of spikes, it can be very inefficient. You don't have control over the quality of the work that's being done, as much control over the quality of the work that's being done, and then certainly, it's much more difficult to manage spikes. This is a business where we have to manage spikes. We definitely have some times of the year that are crazy, but even within some of the slower times of the year, we'll see a dramatic inflow of inventory, and we can't be subject to local vendors to handle dramatic inflows of inventory. We also are adamant about being in control over the quality of the vehicle. So, we see quality is much better when we handle it ourselves. Also, if a client comes back and wants to exchange the vehicle or has an issue post-sale, we can handle it much better when we're managing the process.

So, we view having total control over reconditioning to be a key part in the markets outside of Virginia, to be a key part of this 84 NPS score we're offering to our clients because it gives us the ability to really control the process and the quality of the vehicle that we're selling.

Sharon Zackfia:

And then, last question. What percent of cars are entirely purchased online? And for those, how do the delivery logistics work?

Michael Bor:

The delivery logistics, within 50 miles, we're delivering it ourselves, typically with our own people. Over 100 miles, we manage logistics the same way that we manage inbound logistics. And we manage a lot of inbound logistics because our corporate vehicle sourcing partners, for the most part, use our traffic team to manage the inbound logistics. We have tremendous relationships with shippers around the country and we're able to get this done very quickly and efficiently. So, it's outsourced over 50 miles, insourced within 50 miles.

In terms of the percentage of vehicles that are sold completely online, my guess is the question is really what percentage of vehicles do we deliver, and because we view virtually 100% of our business is online. That's how people first find out about us and find out about our vehicles. For the most part, most people go through most of the journey, online. They'll figure out their financing, they'll value their trade-in, they'll pick warranty options that work for them, or gap insurance, or whatever. They'll build the deal fully online.

We provide the option to come and visit the vehicle first before clicking buy, and people exercise that option very frequently. More than 50% of our deliveries happen at our hubs. Sometimes people come in and see the vehicle and still want it delivered to their driveway because it's more convenient. That's totally fine, too. But, in most cases, someone is either dealing with us over the phone or the internet to get a video of the vehicle, or they're coming in to see the vehicle before they buy it. We firmly believe that that is going to be the case at any dealer that offers the opportunity to come see the vehicle first. The vast majority of these vehicles are in the fat part of the bell curve of a $10,000 to $25,000 vehicle, and people generally at that price point, limit their shopping distance a few hundred miles around their location.

So, once someone realizes they've found the right car, they've found the right price, they've built the deal that's comfortable to them. Now their options are, I need to deliver it to my home, and pick a window where I have to be home to accept that delivery, or I can just go at my convenience and know that I'll be in and out in 15-20 minutes. A lot of times they still choose that in-person experience because it's not the caricature of the used car dealer that existed 30 years ago. It's a very friendly experience. You'll notice in our guest reviews, you'll see a lot of people mention the person they dealt with. It's a relationship and interaction that was a meaningful part of the experience. So, we're not trying to push people to take the delivery, and we're not trying to push them to come in. We truly want to deliver the vehicle to them in the way that's most comfortable for them.

Sharon Zackfia:

I think that's it for now.

Michael Bor:

Great. Sharon, how much time do we have? I forgot.

Sharon Zackfia:

A little over 10 minutes.

Michael Bor:

Okay. I'll pick up the pace a little bit.

Again, I mentioned the most exciting part of this presentation is growth. Our growth model really relies on four key variables. One is the number of new hubs that we are going to be opening. As I mentioned that's three to four per quarter over the next several years. Two is sell-through. Sell-through is a key metric for us. It's how many vehicles are we selling as the numerator, and how many vehicles do we have to sell as the denominator.

We historically have gotten to about 35% sell-through in the first few months of a new hub opening, and then eventually as they mature, we get to +50%. In some of our most mature hubs, we've had months where we're at 78% sell through. That sell-through really tells us in a new hub that has 300 units of inventory, in the first year, we'll probably sell 100 units a month, and then over time, we'll probably sell 200 to 300 units a month out of that hub. That's what we've driven in the past through our hubs. That's what we built into our model, the same kind of progression of sell-through. Those are two of the measures.

Third is average selling price. That drives to our revenue number. Average selling price has grown for us about 10% per year over the last several years. In our model, to be conservative, we've built it in as growing at 3.7%. So, we feel like there's some upside there. And then the fourth variable is F&I (Finance and Insurance) penetration and pricing. That's really our ability to continue to present warranty and insurance options and financing options that make sense for our car buyers. Again, in our model, we've projected attachment rates and pricing that is consistent with what we've been able to do historically.

By doing all of that, continuing to bring in inventory from our clients, we will get to a little under 20,000 units this year, and 80,000 units by 2023, which against the backdrop that we're operating in, is actually quite conservative.

Michael Bor:

This page just highlights some of the accounts we've worked with, and the opportunity that's out there. There are millions of vehicles, like I mentioned, that go through the wholesale channel. And there are hundreds and hundreds of thousands that our clients are currently selling through the wholesale channel. Our ability to grow more capacity and take more of their vehicles is a key part of our growth plan.

We also talked about the hub footprint. We're currently pretty much east of the Rockies, but we have announced already openings in Seattle and Orlando. Really, when we think about new hubs, we think about their value to us in terms of three areas. One, it's a new market. Seattle is clearly a new market. We don't pull vehicles from the Pacific Northwest or really anywhere too far west today. So, that is a purely add-on in terms of capacity.

Another reason we like the hub is it gives us additional capacity. In central Virginia for example, we have a couple hubs that are totally full, so we would open another hub somewhere in Virginia to manage that demand for the capacity that we have there.

The third is shipping savings, and this is an important one, for example, we currently pull in vehicles from New England and New York, and we pull them all the way down to Virginia. That costs our clients several hundred dollars. It can cost $600, $700 to get a vehicle from either New Hampshire or Maine down to Virginia to get sold.

So, when we open our hub in Massachusetts, that shipping cost will go from $700 to $200 or $300. That savings accrues directly to our client who has to pay for shipping. In some cases, where we own the inventory, that savings accrues to us. So, the shipping savings part of expanding our hub footprint is a meaningful part of the value to both us and our clients. As we roll out our hub footprint, we're really thinking about the hubs in terms of new market, capacity expansion and shipping savings.

A new hub typically has cost us $200,000 to $400,000 to open. In our model, we've built in $750,000 of initial spend. I can tell you the first couple of hubs will be well south of that. These are very efficient hubs to open. We typically open a hub with mostly our own inventory to work out the kinks, and then we transition over to our clients' consigned inventory over the first several months. You'll see that in the chart at the bottom here. In these first couple hubs we're opening, our clients have such a demand that we'll probably be starting with a predominance of their inventory at these locations, which is terrific.

I talked about this page already, this is our sell-through at our existing hubs and how we come to the numbers that we've built into our projection model.

In terms of investment, we've dedicated a significant portion of the capital that we're getting from this transaction to both technology investment, but also new hub openings and marketing and other areas of investment. This is a key page. We're projecting about a billion and a half of revenue growth over the next several years, which sounds like a lot, it is a lot. But, when compared to our peers, Carvana from their IPO (Initial Public Offering) to three years out, actually grew their business by more than twice as much as what we're projecting. Vroom, which just went public this year, is projecting three year revenue growth post IPO of more than three times what we're projecting. So, it's quite conservative. And then, when you factor in the fact that to date, we've raised $35 million of capital, and as part of this transaction, we'll have almost 10 times as much capital with which to execute on our growth plan. We view our growth projections to be very conservative in light of the massive amount of white space out there, and what our peers have already done, or are projecting in the space.

Sharon, any questions at this point?

Sharon Zackfia:

We have a few, but I want to make sure you can get through the rest of your presentation since we're running low on time. So, you tell me what you want to do.

Michael Bor:

Let's do the questions and then I'll breeze through financial.

Sharon Zackfia:

What percent of sales come through word of mouth or referral and why is average selling price growing?

Michael Bor:

Percent of sales coming through word of mouth or referral, it's really difficult to have an exact number there. Attribution of the guest is very difficult. We do know, just anecdotally, that it's very, very high. With an 84 NPS score, this is an industry where people typically don't leave a transaction feeling a magical experience. We do provide a really joyful experience, and we know just anecdotally dealing with guests over the phone or email or even in person, that a lot of the people come to us because they were referred. Especially on the consignment side, when you have a $10,000 offer from a dealer, and you sell your car for $13,000, you're going to tell everyone you know. That's how we grow the consignment side of our business in our new markets, is we try to get as many people to come in who will evangelize the brand in the community.

The second question was average selling price growth. A key part of that is just the new clients that we've brought on over the last couple of years. Last year, we brought on an account, two accounts, that bring us pretty new trucks, the high end, high trim level trucks. So, you'll note on our website that the number of $30,000 to $60,000 pickup trucks has grown dramatically. That has brought up the average. We also started working with a client that brings us off brand trade-ins, and some of these trade-ins can be very high end. There's been a lot of talk in the industry about the increase in used car pricing, but that's minimal compared to the dramatic increase, over 10% per year that we've seen over the last couple years, that is because of mix shift towards some of these new clients that bring us higher end vehicles.

Sharon Zackfia:

Okay.

Michael Bor:

You may have seen, we announced a few weeks ago, our Q3 results, phenomenal results. We grew revenue 12% year over year. You'll see the leverage we have in this business. Gross profit was 56% growth, beat guidance, GPU was 71% growth, contribution margin per unit was 188% growth over last year.

So, we had a tremendous Q3. We've seen a lot of momentum into Q4. I already talked about this page. This was the COVID sales and sourcing impact, so I'll skip over this one.

A key question we get a lot is how do we know the inventory is going to be there as we open all these new locations? I'll point you to the chart on the left. We, on average, through COVID, and typically we're getting somewhere at 600 to 700 vehicles in a month. As we look toward next year, we know that we'll have to bring in about 1,600 vehicles a month to meet our projections in addition to the vehicles that we initially bring in to stock a new hub. So, 1,600 per month is what we are shooting for. September through November we brought in almost 1,500 units a month, and frankly in September, we were over 1,600 units a month, and that's because we were really trying to beef up our inventory in advance of 2021, and to make sure that Q4 met our expectation.

We've proven that we can do it, and we did it over eight hubs. It did cause some operational problems to bring in that many vehicles across only eight hubs. Next year, we'll be bringing in that many vehicles over a dramatically enhanced hub footprint.

Here you see our Q4 and full year outlook. I won't spend too much time on this. You can download the presentation, but ahead of guidance and setting new records across most of our metrics. And then really just the last page or two is really just on the momentum that we've built in the business, both in terms of units, gross profit and contribution margin.

Talked about this page. As we look forward, we are tripling the size of the business essentially over the next couple years, twice each year. But this is a business that where the new hubs get to profitability fairly quickly, so we do anticipate getting back to profitable EBITDA by the end of 2022 and into 2023 despite a continued growth curve.

And then finally, just on the transaction, obviously we're currently trading as ACAM, Acamar Partners. The shareholder vote is a week from today, the 20th. We anticipate closing the transaction two days later, on the 22nd. We'll either begin trading that Friday on the 22nd, or the following Monday on the 25th, depending on when Nasdaq allows us to begin trading. This transaction will deliver, if there are no redemptions, $321 million of cash to our balance sheet and we will own, the existing CarLotz investors will own almost 60% of the business. Acamar shareholders, as well as the sponsor, Acamar Sponsor, will own 30%. And then the PIPE that we've raised will be 11%. Notably, the PIPE was raised from very high profile, strategic and financial investors. We had KAR Global, which was the owner of ADESA and TradeRev as a strategic investor, as well as McLarty Group and Rick Wagner, the former CEO of GM, as well as TRP Capital.

And on the financial side, Fidelity led and we had several other fantastic investors in that round. This last page highlights how we compare on several of these metrics against our peers, and we view this transaction as a way for investors to get into the space at a discount to Carvana and Vroom, and at a slight premium to Shift.

With that, I think we are all done. I appreciate you guys listening in to the presentation. It was a pleasure talking through it with you. Hopefully if you have any questions, you can reach out through ICR and we're happy to chat.

About CarLotz, Inc.

CarLotz is a used vehicle consignment and Retail Remarketing™ business that provides our corporate vehicle sourcing partners and retail sellers of used vehicles with the ability to access the previously unavailable retail sales channel while simultaneously providing buyers with prices that are, on average, below those of traditional dealerships. Our mission is to create the world’s greatest vehicle buying and selling experience. We operate a technology-enabled buying, sourcing and selling model that offers a seamless omni-channel experience and comprehensive selection of vehicles while allowing for a fully contactless end-to-end e-commerce interface that enables no hassle buying and selling. Our proprietary Retail Remarketing™ technology provides our corporate vehicle sourcing partners with real-time performance metrics and data analytics along with custom business intelligence reporting that enables price and vehicle triage optimization between the wholesale and retail channel. Through our marketplace model, we generate significant value for both sellers and buyers through price, selection and experience. For more information, visit www.carlotz.com.

About Acamar Partners Acquisition Corp.

Acamar Partners Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Acamar Partners Acquisition Corp. raised $305.6 million in its initial public offering in February 2019 (and subsequent exercise of the underwriters’ over-allotment option). The company’s securities are quoted on Nasdaq under the ticker symbols ACAM, ACAMW and ACAMU. For more information, visit www.acamarpartners.com.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Acamar Partners and CarLotz. Acamar Partners has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement of Acamar Partners, a prospectus of Acamar Partners and a consent solicitation statement of CarLotz. A definitive proxy statement/prospectus/consent solicitation statement has been sent to the stockholders of Acamar Partners and CarLotz, as of the respective record dates with respect to the required stockholder approvals. Before making any voting or investment decision, investors and security holders of Acamar Partners and CarLotz are urged to carefully read the entire registration statement and proxy statement/prospectus/consent solicitation statement, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because these documents contain important information about the proposed transaction. The documents filed by Acamar Partners with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Acamar Partners may be obtained free of charge from Acamar Partners at www.acamarpartners.com. Alternatively, these documents, when available, can be obtained free of charge from Acamar Partners upon written request to Acamar Partners Acquisition Corp., 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131, or by calling 786-264-6680.

Participants in the Solicitation

Acamar Partners, CarLotz and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acamar Partners in connection with the proposed merger. Information regarding Acamar Partners’ directors and executive officers is contained in Acamar Partners’ Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 27, 2020, and subsequent Form 8-K filed with the SEC on July 14, 2020, both of which are available at the SEC website at www.sec.gov.

Additional information regarding the interests of these participants and other persons who may be deemed to be participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus/consent solicitation statement and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding Acamar Partners’ and CarLotz’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Acamar Partners’ Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Acamar Partners’ Form 10-Q for the quarterly period ended March 31, 2020, Form 10-Q for the quarterly period ended June 30, 2020 and Form 10-Q for the quarterly period ended September 30, 2020 under “Risk Factors” in Part II, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety.

In addition to risks previously disclosed in Acamar Partners’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Acamar Partners on the expected terms and schedule; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to management’s focus on the proposed transaction rather than on the ongoing business operations of CarLotz; business disruption following the transaction; risks related to Acamar Partners’ or CarLotz’ indebtedness; other consequences associated with mergers, acquisitions and legislative and regulatory actions and reforms; risks of the automotive and used vehicle industries; the potential impact of COVID-19 on the used vehicle industry and on the CarLotz business; litigation, complaints, product liability claims or adverse publicity; the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; new entrants in the consignment-to-retail used vehicle business; technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and the ability to compete successfully with new and existing market participants.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Acamar Partners’ and CarLotz’ control. While all projections are necessarily speculative, Acamar Partners and CarLotz believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Acamar Partners and CarLotz, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Forward-looking statements speak only as of the date they are made, and Acamar Partners and CarLotz are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Acamar Partners has filed or will file from time to time with the SEC. Forward-looking statements are expressed in good faith, and Acamar Partners and CarLotz believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acamar Partners and is not intended to form the basis of an investment decision in Acamar Partners. All subsequent written and oral forward-looking statements concerning Acamar Partners and CarLotz, the proposed transaction or other matters and attributable to Acamar Partners and CarLotz or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Investors:

CarLotzIR@icrinc.com

Media:

CarLotzPR@icrinc.com